

Mail Stop 3561

July 19, 2018

<u>Via E-mail</u>
John T. Maxwell
Chief Financial Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

   Re: Aquestive Therapeutics, Inc.
      Amendment No. 1 to
      Registration Statement on Form S-1
      Filed July 16, 2018
      File No. 333-225924

Dear Mr. Maxwell:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Principal Stockholders, page 144</u>

1. Please revise the shares beneficially owned by Mr. Bratton to include the shares held through MRX Partners LLC, MonoLine RX LP, MonoLine RX II LP, and MonoLine RX III LP. We note the disclosure in footnote one to the table.

<u>Interim Financial Statements</u>
<u>Note 1(B) – Corporate Conversion, Reorganization and Stock split</u>
<u>Stock Splits, page F-35</u>

2.   As a result of your conversion from an LLC to a C Corporation on January 1, 2018, please reclassify your accumulated deficit as of January 1, 2018 to additional paid-in capital. Refer to SAB Topic 4B.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: David S. Rosenthal, Esq.
        Dechert LLP